Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

November 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Sonny Oh

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 787

Dear Mr. Oh:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on October 13, 2021, regarding Post-Effective Amendment No. 787 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Registrant”), which is also Post-Effective Amendment No. 788 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on August 27, 2021 to register a new series of the Registrant called the Invesco ESG S&P 500 Equal Weight ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Registrant’s responses immediately following.

Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. We have also included amended disclosure in an appendix to this letter. Where revised disclosure applies to other sections of the registration statement, we have made corresponding changes to each section of the registration statement. Defined terms used below have the same meanings as in the Amendment.

In addition, we hereby confirm that all outstanding and/or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. We acknowledge that the Registrant is responsible for the adequacy and accuracy of the Fund’s disclosure.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

1.	Comment:	Please include the Fund’s ticker symbol and listing exchange on the front cover of the prospectus and SAI.

	Response:	We have included the Fund’s ticker symbol (which is “RSPE”) and exchange information (NYSE Arca, Inc.) on the cover of the prospectus and SAI.

2.	Comment:	Please bold the text of the narrative in the “Fees and Expenses” section of the summary prospectus, where appropriate, according to Item 3 of Form N-1A.

	Response:	We have bolded the relevant text as required by Form N-1A. The bolded text is included in the fee table set forth in Appendix A to this letter.

3.	Comment:	Please complete the outstanding and/or bracketed information in the fee table and expense example, as required by Item 3 of Form N-1A. Please provide that completed fee table and expense example in your letter responding to these comments.

	Response:	We have included all outstanding information in the Fund’s fee table and expense example. The completed fee table and expense example is contained in Appendix A.

4.	Comment:	Please confirm supplementally that any fees associated with the Fund’s creation and redemption activity are not reflected in the fee table and expense example.

	Response:	We confirm that the fee table and expense example do not reflect fees associated with the Fund’s creation or redemption activity.

5.	Comment:	The section “Principal Investment Strategies” in the summary prospectus contains the following disclosure: “The Index Provider assigns to each constituent an ‘S&P DJI ESG score,’ which is designed to measure companies’ financially material ESG factors.” Provide a brief, plain English explanation of the term “financially material ESG factors.” Also, include language clarifying whether higher or lower scores are better and clarify what the score reflects with respect to ESG considerations.

	Response:	We have revised the disclosure to define the term “financially material ESG factors” as factors “that may affect, among other things, the entity’s business operations, cash flow, legal or regulatory liabilities, access to capital or reputation.” Additionally, the disclosure has been revised to explain that higher S&P DJI ESG scores are better. The disclosure is contained in a revised version of the “Principal Investment Strategies” section of the summary prospectus, which is included in Appendix B to this letter.

6.	Comment:	The section “Principal Investment Strategies” contains the following disclosure: “Companies are excluded from the Underlying Index based on direct and indirect involvement in specific business activities, such as alcohol, cannabis, controversial weapons, gambling, genetically modified plants and seeds, military

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

contracting, nuclear power, oil & gas, thermal coal, and tobacco.” Please confirm whether this list of excluded business activities is exhaustive. If not, please explain why or include a complete list of excluded business activities.

	Response:	We have revised the disclosure to set forth an exhaustive list of excluded business activities, as detailed in the methodology of the Underlying Index. The list is included in the amended disclosure set forth in Appendix B.

7.	Comment:	The section “Principal Investment Strategies” refers to the UN Global Compact. Please provide more detail on the UN Global Compact, including what it is and how it relates to the ESG factors of the Underlying Index. Please also describe what constitutes a lack of compliance with the Global Compact.

	Response:	We have revised the disclosure to include additional information about the UN Global Compact and to address the Staff’s related comments. The amended disclosure is set forth in Appendix B.

8.	Comment:	The “Principal Investment Strategies” sections in both the summary and statutory prospectus contain the following statement: “The Index Provider targets including in the Underlying Index 40% of the number of constituents of each GICS® industry group within the Parent Index.” Please revise this statement for clarity in each instance where it appears.

	Response:	We have revised the cited disclosure in each instance to read as follows: “Companies are ranked from highest to lowest according to their S&P DJI ESG scores, and the top 40% of constituents within each GICS® industry group generally are included in the Underlying Index.”

9.	Comment:	In the section “Principal Risks of Investing in the Fund,” please disclose the risk that the Fund’s market price may deviate from price of the Fund’s underlying holdings, particularly in times of market stress, and that as a result, investors may pay more or receive less than the underlying value of the Fund’s shares bought or sold. Consider disclosing that this could be reflected in the spread between the bid-ask prices or as a premium or discount to the closing price of the Fund’s net asset value.

	Response:	We note that the language requested by the Staff already is contained in the disclosure under the section “Principal Risks of Investing in the Fund—Market Trading Risk.”

10.	Comment:	If the Underlying Index will be concentrated in a specific industry or group of industries, please disclose that fact in the “Principal Investment Strategies” section and please include corresponding risk disclosure in the section “Principal Risks of Investing in the Fund—Industry Concentration Risk.”

	Response:	We note that the Underlying Index does not seek to concentrate in any specific industry or group of industries as part of its methodology, and that it currently is

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

not so concentrated. Moreover, given that the Underlying Index pursues an equally weighted strategy among its constituents, it is unlikely to be concentrated in an industry or group of industries. However, should circumstances arise such that the Underlying Index (and consequently, the Fund) is concentrated in an industry or group of industries, the Fund will disclose that concentration in the “Principal Investment Strategies” section of the prospectus and also will include relevant risk disclosure in the prospectus.

11.	Comment:	The disclosure in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” states that “the Adviser uses a quantitative analysis to select securities from the Underlying Index universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Underlying Index....”. Please clarify if such investment characteristics include ESG characteristics.

	Response:	We have revised the disclosure to clarify that such investment characteristics include ESG qualities. The revised disclosure is as follows:

A “sampling” methodology means that the Adviser uses a quantitative analysis to select securities from the Underlying Index universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Underlying Index, in terms of key risk factors, performance attributes, ESG qualities and other characteristics.

12.	Comment:	The disclosure in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” states that there “also may be instances in which the Adviser may choose to (i) overweight or underweight a security in the Underlying Index, (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain securities in the Underlying Index, or (iii) utilize various combinations of other available investment techniques in seeking to track the Underlying Index.” Since the Fund is employing a full replication strategy, please explain why this disclosure is appropriate. If this strategy is only meant to be employed when it is not possible to invest in the Underlying Index, please clearly explain that.

	Response:	The strategy described by the disclosure cited by the Staff is intended to be utilized as part of a “sampling” methodology. Although the Fund does not anticipate sampling frequently, the disclosure nevertheless is appropriate in the event that a given security contained in the Underlying Index is not able to be purchased, or purchased in the same weight as its representation in the Underlying Index. We note that the prospectus disclosure already includes language describing the circumstances when the Fund may use sampling strategies, which states that “it may not be possible or practicable to purchase all

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

of those securities in those same weightings. In those circumstances, the Fund may purchase a sample of securities in its Underlying Index.”

13.	Comment:	The description of the Underlying Index in the statutory prospectus contains the following disclosure: “The CSA includes data gathered directly from companies through their completion of an annual, industry-specific questionnaire and from publicly available sources.” Please disclose the sources that the Underlying Index will use. Additionally, include risk disclosure about the use of such sources, including with respect to different data providers using criteria that may differ significantly from one another.

	Response:	We have revised the disclosure in both the summary and statutory prospectuses to state the publicly available sources that the Underlying Index utilizes, stating that they include “financial reports, press releases, other public statements, and other information available on the company’s website.” The disclosure in the summary prospectus is set forth in Appendix B.

With respect to disclosure about the risks of using such sources, the Fund respectfully declines to amend the disclosure. We note that the Fund does not directly rely on third-party data providers for ESG ratings; rather, the Index Provider relies on such third-party data to determine the eligibility of Underlying Index constituents. As such, the Fund’s exposure to such third-party data is solely through the tracking of the Underlying Index. Accordingly, by seeking to track the Underlying Index, the Fund faces risks that are no greater than those presented to other index-based ETFs. We note that the Fund already specifically discloses risks related to the Index Provider in the section captioned “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund—Index Provider Risk,” and therefore does not believe additional disclosure is necessary.

14.	Comment:	The description of the Underlying Index in the statutory prospectus contains the following disclosure: “Companies are excluded for such business activities due to direct involvement, generally measured based on percentage of revenue, and indirect involvement through ownership of a subsidiary with direct involvement.” Please disclose the actual percentages or range of percentages with respect to revenue and ownership that warrants exclusion from the Underlying Index.

	Response:	According to the Underlying Index’s methodology, eligible companies must not own more than 10% of another company with involvement in an excluded activity. For the percentage of revenue threshold, a company’s eligibility for inclusion in the Underlying Index varies depending on the specified activity in which the company engages. Some activities are completely banned by the Underlying Index (e.g., manufacturing tobacco products), and a company may not derive any revenue from such sources. Other activities are permissible up to certain thresholds, which range from 5% to 25% of a company’s overall revenues. The permitted threshold varies depending on the specific activity and

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

pursuant to the Underlying Index methodology. (For example, the threshold for shale energy extraction is 5% of a company’s revenues, while the threshold for palm oil production and distribution is 25%.) We have revised the disclosure in the statutory prospectus to explain the variation in percentage thresholds.

15.	Comment:	The description of “Non-Correlation Risk” in the statutory prospectus states that “if the Fund issues or redeems Creation Units principally for cash, it will incur higher costs in buying or selling securities...”. Supplementally, please confirm if the Fund intends to issue and redeem Creation Units principally for cash.

	Response:	We confirm that, as disclosed in the registration statement, the Fund intends to create and redeem Creation Units principally “in-kind” – i.e., generally in exchange for the deposit or delivery of a basket of securities. We note, however, that (also as disclosed in the registration statement) the Fund reserves the right to permit or require Creation Units to be issued in exchange for cash from time to time. The risks associated with issuing and redeeming Creation Units for cash are already disclosed as a non-principal risk, in the section “Additional Risks of Investing in the Fund—Cash Transaction Risk.”

16.	Comment:	Please clarify if the risks disclosed in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund” are principal or non-principal risks of the Fund.

	Response:	We confirm that the section “—Additional Risks of Investing in the Fund” discloses risks that the Registrant considers to be non-principal risks of the Fund.

17.	Comment:	Please revise the disclosure to identify the following risks as principal risks of the Fund, rather than additional, non-principal risks: Index Provider Risk, Index Rebalancing Risk, Shares May Trade at Prices Different than NAV, and Trading Issues Risk.

	Response:	The Fund respectfully declines to make the requested change. We do not believe that the risks cited by the Staff are principal risks of investing in the Fund, but rather represent indirect risks to the Fund because they primarily relate to the operations of the Fund’s listing exchange, Underlying Index or Index Provider.

18.	Comment:	Supplementally, please confirm that all information required by Rule 6c-11(c)(1)(i)-(vi) under the 1940 Act will be provided as disclosure on the Fund’s website.

	Response:	We confirm that all information required by Rule 6c-11(c)(1)(i)-(vi) will be disclosed on the Fund’s website prior to the Fund commencing operations.

19.	Comment:	For the information disclosed in Part C of the registration statement pursuant to Item 28 of Form N-1A, please provide all applicable hyperlinks, including to any index license agreement to which the Fund is a party.

U.S. Securities and Exchange Commission

Mr. Sonny Oh

November 3, 2021

	Response:	We have included in Part C hyperlinks to all applicable documents incorporated by reference and to which the Fund is a party, in accordance with the requirements of Form N-1A.

20.	Comment:	For the information in Part C provided pursuant to Item 31 of Form N-1A, please provide the appropriate file numbers for the documents that are incorporated by reference into the registration statement.

	Response:	We have disclosed in the registration statement all file numbers for documents that are incorporated by reference into the registration statement.

*                *                  *                *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6075 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Michael Murphy
Michael Murphy, Esq. Senior Counsel – ETFs, Invesco

cc:	Adam Henkel, Esq. Eric Purple, Esq. Alan Goldberg, Esq.
Mark Greer, Esq.

APPENDIX A

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.20%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$20	$64

APPENDIX B

Principal Investment Strategies

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, S&P Dow Jones Indices LLC (“S&P DJI” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is designed to measure the equal weighted performance of securities included in the S&P 500 Equal Weight Index (the “Parent Index”) that also meet the Index Provider’s environmental, social and governance (“ESG”) criteria, while maintaining similar overall industry group weights as the Parent Index.

The Parent Index consists of all of the components of the S&P 500 Index. However, unlike that index, which employs a market capitalization weighted methodology, the Parent Index assigns each component security the same weight. Like the Parent Index, constituents of the Underlying Index are equally weighted. Companies that are included in the Parent Index are evaluated for inclusion in the Underlying Index based on multiple considerations.

Each constituent is assigned an “S&P DJI ESG score,” which is designed to measure a company’s financially material ESG factors. Financially material factors are those that may affect, among other things, the entity’s business operations, cash flow, legal or regulatory liabilities, access to capital or reputation. S&P DJI ESG Scores are based on the S&P Global Corporate Sustainability Assessment (“CSA”), which is a questionnaire-based survey conducted annually that seeks to identify how well-equipped a company is to recognize and respond to emerging sustainability opportunities and challenges in the global market. S&P Global, an affiliate of the Index Provider, issues a CSA request each March to subject companies. The CSA uses custom industries, derived from Global Industry Classification Standard (“GICS®”), to analyze companies using industry-specific questionnaires. Companies provide up to 1,000 data points in response to the questionnaires, which are used to score each company’s performance in relation to each specific ESG subject. If a company chooses not to actively participate in the assessment, it may be assessed based on publicly available information, including a company’s financial reports, press releases and other public statements, and other information available on the company’s website. Companies are ranked from highest to lowest according to their S&P DJI ESG scores, and the top 40% of constituents within each GICS® industry group generally are included in the Underlying Index.

In addition, the Underlying Index employs negative screens to exclude securities of companies with business activities that do not meet the eligibility criteria for the Underlying Index, regardless of a company’s S&P DJI ESG score. Companies classified as part of the GICS® Oil & Gas Storage & Transportation Sub-Industry Code are excluded from the eligible universe. Additional screens rely on information from Sustainalytics, a globally-recognized independent provider of ESG research, ratings, and data. The Underlying Index uses this information to screen for companies with certain business activities above the S&P DJI Level of Involvement Threshold or the S&P DJI Significant Ownership Threshold. These thresholds generally exclude from the Underlying Index companies that derive 0-25% or more of its revenues from, or that own 10% or more of another company that engages in, the following activities:

•	Arctic oil & gas exploration

•	Alcoholic beverages

•	Assault weapons

•	Cannabis production or distribution

•	Controversial weapons

•	Genetically modified plants and seeds

•	Gambling

•	Military contracting

•	Nuclear power

•	Oil and gas exploration, production, generation, refinement, transportation or storage

•	Oil sands extraction

•	Palm oil production and distribution

•	Pesticides

•	Riot control weapons

•	Shale energy extraction

•	Small arms

•	Thermal coal

•	Tobacco

The Index Provider also utilizes information from Arabesque S-RayTM to exclude poor performers in relation to the principles of the United Nations Global Compact (“UNGC”). The UNGC is an arrangement by which companies voluntarily and publicly commit to a set of principles drawn from key UN Conventions and Declarations. The principles of the UNGC represent a set of values that the UN believes responsible businesses should incorporate into their operations in order to meet fundamental responsibilities in the areas of human rights, labor, the environment, and anti-corruption. Arabesque S-RayTM is a global sustainability data provider that combines company-reported information and other data to analyze and score companies based on UNGC principles. Companies are ranked according to these “GC scores,” and all companies with scores at or below the bottom 5% of the GC Score universe are excluded from the Underlying Index.

As of September 30, 2021, the Underlying Index was comprised of 185 constituents with market capitalizations ranging from $5.99 billion to $2.12 trillion.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended.